UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ELECTROMED, INC.

(Name of Issuer)

COMMON STOCK, $0.01 par value

(Title of Class of Securities)

285409 108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285409 108

1	NAMES OF REPORTING PERSONS Dr. Noel Collis, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 377,666
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 377,666
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,666
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G/A

Item 1(a)	Name of Issuer.

Electromed, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

500 Sixth Avenue, NW, New Prague, MN 56071

Item 2(a)	Name of Person Filing.

Dr. Noel Collis, M.D.

Item 2(b)	Address of Principal Business Office.

811 Second Street SE, Suite B, Little Falls, MN 56345

Item 2(c)	Place of Organization.

Minnesota

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number.

285409 108

Item 3	Reporting Person.

Not Applicable

Item 4	Ownership.

(a)	Amount beneficially owned as of December 31, 2013:

377,666

(b)	Percent of Class:

4.7%

(c)	Number of Shares as to Which Such Person Has:

(i)	sole power to vote or direct the vote:

377,666

(ii)	shared power to vote or direct the vote:

0

(iii)	sole power to dispose or direct the disposition of:

377,666

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities of the issuer.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014	/s/ Noel Collis, M.D.
Dr. Noel Collis, M.D.